Exhibit 99.5

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2	Date of Material Change

May 19, 2011

Item 3	News Release

The news release was disseminated on May 12, 2011 by Stockwatch, Market News and Marketwire.

Item 4	Summary of Material Change

The Company announced resource update at its OJVG Gold Project.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

James Stewart
Secretary

Telephone:	604.331.8772
Facsimile:	604.331.8773

Item 9	Date of Report

May 19, 2011

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773
Web Site: www.oromin.com E-mail: info@oromin.com

May 12, 2011	Trading Symbol: TSX – OLE
OTC/BB - OLEPF

OJVG ANNOUNCES RESOURCE UPDATE, NEW DRILL RESULTS AND ADDITIONAL MINERAL POTENTIAL

Oromin Explorations Ltd., (“Oromin”), on behalf of Oromin Joint Venture Group Ltd., (“OJVG”) is pleased to announce the results of mineral resource updates completed by SRK Consulting (Canada) Inc. (“SRK”) for the OJVG Gold Project in Sénégal, West Africa. Oromin is also pleased to report estimates of additional mineral potential that exist down dip of the current resource models that are not included in this resource update. In addition, we continue to discover new deposits and new zones within existing deposits, details of which are reported below.

Chet Idziszek, Oromin’s President and CEO, stated, “the resource update announced today and the heap leach PEA announced last week highlight the ongoing growth in scale and attractiveness of the OJVG Gold Project and we continue to believe that this year will see further success through exploration and engineering activities. Most significantly, we are very pleased to have confirmed the continuity of mineralization beneath the Masato 2010 reserve pit and have delineated almost three quarters of a million ounces of indicated gold resources that we believe is amenable to underground mining. Additionally, we are working jointly with our equal partner, Bendon International, to examine development, financing and strategic alternatives to maximize value from our collective 87% interest in what we both see as one of West Africa's next gold mines.”

  Highlights

  Re-interpretation and re-modeling of all deposits provides a more representative future mining scenario

  Indicated ounces at Golouma Style Deposits increase by 157,000 ounces (13%)

  Infill drilling at Masato has successfully outlined 721,460 ounces of indicated resources (10.7 m tonnes @ 2.1 g/t gold) below the 2010 feasibility reserve pit and represents new underground mining potential

  The Heap Leach PEA, announced May 5, 2011, outlines measured and indicated resources totalling 475,500 ounces and 28% IRR

  New drilling results at Golouma include: 81.83 g/t gold over six metres, 32.05 g/t gold over six metres and 421.4 g/t gold over three metres

  Additional drilling at the Kinemba discovery expands deposit over a minimum strike length of 550 metres to an average depth of 120 metres and remains open

SRK Mineral Resource Estimate Update

Golouma Style Deposit Resources

In addition to providing a basis for an updated geological and mineral zone interpretation at the Golouma style deposits, drilling in the latter half of 2010 was intended to expand the mineral resources at depth to an indicated level of classification so that the process of identifying new mineral resources and subsequent conversion to mineral reserves can be expedited. This involved not only drilling the down dip extensions of the deposits, but drilling them at tight enough spacing so resources could be largely classified as indicated. As a result of this close spaced drilling, OJVG has confirmed excellent continuity at depth, giving even greater confidence in the down dip potential of the Golouma West, Golouma South, and Kerekounda deposits. In addition, the close proximity and overlapping infrastructure design for two of these similar style deposits from the 2010 Feasibility Study suggests that Golouma West and Golouma South should now be considered as one deposit and will be reported as such henceforth.

This Resource estimate update involved a complete re-interpretation by SRK of the geologic and mineralized models of all Golouma Style deposits. As a result of the remodelling, the following improvements have been made:

- Overall increase in indicated and inferred resources
- Geological interpretation has improved confidence and increased continuity of mineralisation within the deposits and their down dip projections
- Average depth extent of resource definition increased from 250 metres to 350 metres from surface
- Volume of Golouma Style deposits’ wire frames has increased by 24%
- Wireframes for all deposits have been redesigned for a lower cut off grade and successfully demonstrate the greater tonnage potential, large scale continuity and a resource model more conducive to underground mining methods. As expected, the new wireframes include lower grade samples which reduce the overall average grade.

A total of 78 drill holes (29,000 metres) have been completed at Golouma, Kerekounda and Kourouloulou since the previous SRK resource estimates announced in July of 2010 (see news release of July 15, 2010). Compared to the SRK July 2010 resource estimate (constrained by optimized pit), the new drilling (also constrained by optimized pit), revised interpretation and updated resource estimate resulted in a 13% increase (157,000 ounces) in indicated resource ounces and a 24% increase (35,500 ounces) in inferred resource ounces, with the average depth extent of resources increasing from 250 metres to 350 metres from surface.

The Tables below summarizes SRK’s 2011 and previous 2010 combined open pit constrained and underground resources for the Golouma Style Deposits.

May 2011 Combined Open Pit Constrained (cut off grade 0.37 g/t Au) and Underground (cut-off grade 1.0 g/t Au) resources

GOLOUMA STYLE	INDICATED RESOURCES			INFERRED RESOURCE
	Tonnage	Grade	Contained Au	Tonnage	Grade	Contained Au
DEPOSIT	Kt	g/t Au	oz	Kt	g/t Au	oz
Golouma West & South	11,106	2.94	1,049,400	946	2.78	84,500
Kerekounda	1,470	5.77	272,700	334	5.29	56,700
Kourouloulou	172	9.70	53,800	124	10.85	43,300
TOTAL	12,748	3.36	1,375,900	1,404	4.09	184,500

July 2010 Combined Open Pit Constrained (cut off grade 0.40 g/t Au ) and Underground (cut-off grade 1.0 g/t Au) resources

GOLOUMA STYLE	INDICATED RESOURCES			INFERRED RESOURCE
	Tonnage	Grade	Contained Au	Tonnage	Grade	Contained Au
DEPOSIT	Kt	g/t Au	oz	Kt	g/t Au	oz
Golouma West & South	9,374	3.21	967,000	750	3.28	79,100
Kerekounda	1,073	6.34	218,500	189	3.99	24,300
Kourouloulou	85	11.92	32,500	177	8.00	45,500
TOTAL	10,532	3.52	1,218,000	1,116	4.82	148,900

Masato Deposit Resources

The goal for the drill program at the Masato Deposit during the latter half of 2010 was to fully define by infill drilling the deeper, higher grade body of mineralization that extends beneath the proposed pit at the Masato Deposit. Contained within the 2010 and current resource estimate for Masato, the 2010 Feasibility Study defined only open pit probable reserves of 460,000 ounces of gold (10.2 M tonnes at 1.41 g/t Au) as there was insufficient drilling density at that time to delineate a higher grade zone of mineralization beneath the proposed open pit. New drilling at the Masato Deposit consisted of infill drilling that both confirmed continuity and expanded the limits of the deeper, higher grade mineralization. The infill drill spacing was tight enough so that the majority of the deep resource expansion at Masato could be categorized as indicated resources. As a result, OJVG has successfully outlined 721,460 ounces of indicated gold resources below 2010 Feasibility Study open pit at a grade of 2.1 g/t gold.

This resource estimate on the Masato Deposit also involved a complete re-interpretation of the 2010 geologic and mineralized models resulting in an improved geological model, improved continuity and increased the OJVG’s confidence in the down dip potential of the high grade zones of mineralization at depth.

The previous resource estimate for the Masato Deposit was completed by DRA America Inc. and utilized an overall cut off grade of 0.40 g/t Au (but unconstrained by an optimized pit), as opposed to SRK’s methodology of using an optimized Whittle pit shell to constrain their estimate for the purpose of reporting mineral resources that have “reasonable prospects” for economic extraction by an open pit. For the current Masato resource estimate, SRK used an optimized pit shell based on a $1300/oz gold price cut-off and a 1.5 metre minimum thickness to report contiguous mineralization below this pit shell that is potentially amenable to underground mining methods. Although the additional 2010 drilling (completed after the previous DRA resource estimate at Masato) has expanded the down dip extent of the Masato Deposit, the Whittle resource shell used by SRK to constrain the mineral resource resulted in a lower tonnage and contained ounces than reported by DRA in its 2010 resource estimate announced in July of 2010. However, the SRK 2011 constrained indicated mineral resource estimate for Masato represents an increase of 139,000 ounces over the SRK 2010 constrained indicated mineral resource estimate, which we believe is a more accurate comparison.

The tables below summarize SRK’s 2010 and 2011 combined open pit and underground resources for the Masato Deposit.

May 2011 Combined Open Pit Constrained (cut off grade 0.37 g/t Au ) and Underground (cut-off grade 1.0 g/t Au) resources for the Masato Deposit

MASATO DEPOSIT 2011 COMBINED OPEN PIT AND UNDERGROUND RESOURCES	INDICATED RESOURCE			INFERRED RESOURCE
	Tonnage	Grade	Contained Au	Tonnage	Grade	Contained Au
	Kt	g/t Au	oz	Kt	g/t Au	oz
	35,531	1.28	1,457,300	3,233	1.25	129,700

July 2010 Combined Open Pit Constrained (cut off grade 0.40 g/t Au ) and Underground (cut-off grade 1.0 g/t Au) resources for the Masato Deposit

MASATO DEPOSIT 2010 COMBINED OPEN PIT AND UNDERGROUND RESOURCES	INDICATED RESOURCE			INFERRED RESOURCE
	Tonnage	Grade	Contained Au	Tonnage	Grade	Contained Au
	Kt	g/t Au	oz	Kt	g/t Au	oz
	35,062	1.17	1,318,700	2,389	1.21	93,300

Since the previous mineral resource estimate at Masato, a total of 14,000 metres in 50 (predominantly infill) drill holes have been completed at Masato. These holes have confirmed the existence and continuity of higher grade mineralisation below the 2010 Feasibility Study open pit which could be amenable to underground mining and which was not included in 2010 Feasibility Study. The table below summarizes the portion of the new resource estimate >1.0 g/t gold cut-off grade that extends below the 2010 reserve pit and will be evaluated as a potential source of underground reserves.

MASATO DEPOSIT UNDERGROUND RESOURCES	INDICATED RESOURCE			INFERRED RESOURCE
	Tonnage	Grade	Contained Au	Tonnage	Grade	Contained Au
	Kt	g/t Au	oz	Kt	g/t Au	oz
>1.0 g/t Au cut off grade	10,667	2.10	721,458	1,580	1.99	100,875

All resource modeling was completed by David Rowe, CPG, and Fred Brown, CPG, under the supervision of Wayne Barnett, Pr.Sci.Nat. and Marek Nowak, P.Eng. Quality control checks were undertaken on the sampling and analytical procedures, and on the assay results. All of the resources were modeled using an approximate 0.30 g/t Au grade shell solid for each mineralized zone, except Kerekounda and Kourouloulou which were created with a 1 g/t gold grade shell. Variogram models were created for all of the grade shell solids. Assay data from each grade shell was evaluated and appropriately capped for the purposes of this estimation. Block models were created for each of the grade shells and subsequently constrained at depth and laterally by an optimized Whittle shell based on the following parameters; USD$1,300/oz Au, combined ore mining and processing costs of USD$12.75/tonne, overall pit slope of 45 degrees, metallurgical recovery of 95% and appropriate dilution, offsite costs and royalties.

The reader is cautioned that SRK utilizes results from the conceptual pit optimization work solely for the purpose of reporting mineral resources that have “reasonable prospects” for economic extraction by an open pit and do not represent mineral reserves. Indicated and inferred resource tonnage, gold grade and gold content within the optimized pit shell were reported at a 0.37 g/t gold cut off grade. Resource tonnage, gold grade and gold content tabulated from contiguous portions of the mineralization outside of the optimized pit shell, and potentially amenable to underground mining methods, were reported at a 1.0 g/t Au cut off grade.

In the opinion of SRK, the block model resource estimates reported by SRK herein are a reasonable representation of the gold mineral resources found in the Golouma West, Golouma South, Kerekounda, Kourouloulou and Masato deposits at the current level of sampling. Mineral resources for these deposits are reported in accordance with the guidelines of the Canadian Securities Administrators National Instrument 43-101, and have been estimated in conformity with generally accepted CIM “Estimation and Mineral Resource and Mineral Reserve Best Practices” guidelines. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The resource estimate was completed by Wayne Barnett, Pr.Sci.Nat. (#400237/04), an independent qualified person as this term is defined in National Instrument 43-101.

Additional Mineral Potential (Golouma, Masato and Kerekounda only)

As demonstrated by the recent deep drilling results, significant upside potential exists within and surrounding many of the OJVG gold deposits as many of the deposits remain open to depth and in some cases along strike. OJVG's recent focus has been to expand the resources down dip of the known deposits by conducting wide spaced, deep drilling in order to delineate the down dip extensions of mineralization extending from the known deposits. OJVG will continue this program of wide spaced step out drilling concurrent with follow up drilling at a number of the recent discoveries. Since January 2011, the OJVG has made three new gold discoveries (Saboraya, Kourouloulou South, 950 Zone) in addition to their nine deposits and two previously identified gold targets at Kinemba and Koutouniokolla.

At the OJVG’s three largest deposits, the current 0.3 g/t gold grade shell solids extend to an average depth of only 350 metres below surface. To date, the Golouma (Golouma West and Golouma South), Kerekounda and Masato deposits have now been successfully intersected at depths of 900 metres, 560 metres, 490 metres and 565 metres respectively, and all remain open to depth. (See attached representation of the Golouma Deposit-South deep drilling results to date). Although insufficient drilling has been conducted to allow classification of this mineral potential as a resource, the OJVG has targeted these contiguous extensions to the known deposits with their current drill program and estimated the potential quantity of gold mineralization beneath the current resource estimates. These deeper potential zones of mineralization have been defined by extending the known dimensions of the 1.0 g/t gold resource grade shell solids down dip to a minimum of 675 metres and a maximum of 1000 metres below surface. It should be recognized that the zones listed have been intersected by multiple drill holes, are areas where current knowledge of mineralization is sufficient to indicate that these zones are economically viable, and only represent the down dip potential of the listed deposits. The table below lists the potential of each of these zones. There are numerous additional targets within the OJVG Gold Project, including the recent discoveries, that are not included in the list below.

Additional Mineral Potential at Golouma, Kerekounda and Masato
Deposit	Tonnage Range (Kt)	Grade Range Au (g/t)

Golouma	12,000 to 24,000	3 to 5
Kerekounda	2,000 to 3,500	5 to 6
Masato	10,000 to 20,000	1 to 1.5

The approximate tonnages and grades listed have been derived by the following procedure;

  the volume of each potential mineral deposit has been derived by extending the known 0.3 g/t gold, three-dimensional grade shells for the Golouma West, Golouma South, Kerekounda and Masato deposits directly down dip to a 1,000-metre depth and calculating the volume of each new solid down to depths of both 675 metres (representing the minimum target tonnage) and 1,000 metres (representing the maximum target tonnage) below surface.

  the range in tonnage of the mineralized material to the 675 metre and 1000 metre depths was calculated by multiplying the volume of each new solid by the mean average density (Specific Gravity = 2.82) of the unoxidized ore bodies immediately up dip. The resulting tonnage for each new solid was reduced by a factor to account for the higher gold grade core amenable to underground mining. This factor was determined from the ratio of tonnage of the >1.0 g/t gold to >0.3 g/t gold blocks in the corresponding resource block models immediately up dip of the new solid.

  grade ranges have been derived by using the average inferred resource grade for each corresponding up dip resource as a minimum grade and the average open pit reserve grade contained within the corresponding reserve block immediately up dip of the new solids as the maximum grade.

These tonnages or grade ranges should not be construed as true minimums or maximums, only a reasonable means to establish the range of estimates of potential tonnages and grades for future drill targets.

The resulting potential ranges of quantities and grades listed above are conceptual in nature having been based on geologic knowledge, interpretation and wire-framing. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in any of the targeted areas being delineated as a mineral resource. OJVG currently plans to focus on further exploration drilling within these potential mineral deposits during 2011 and beyond.

Exploration Drilling Update

OJVG has completed a number of drill holes designed to test the down dip potential beneath the resource shells at the Golouma, Kerekounda and Masato deposits. Both recent and previous announced drill results from this deep drilling exploration program confirm that gold mineralization extends well below the current resource shells at all of these deposits. Highlights are listed below with more detailed results provided in the attached appendix:

	Drill	From - To	Interval	Gold Grade
Deposit	Hole	(m)	(m)	(g/t)
Golouma	DH-969	569-575 incl.573-574	6 1	81.83 481.00
	DH-970	589-595 incl.590-592 incl.590-591	6 2 1	32.05 87.32 146.80
	DH-971	631-642	11	4.81
Kerekounda	DH-956	489-491	2	10.30
Masato	DH-967	335-348 incl.335-340	13 5	2.40 3.99

While carrying out OJVG’s deep drilling program targeting mineralization below the current resource shells, a new zone was intersected with the westernmost hole (DH-971) at Golouma. This new, apparently sub-parallel zone, referred to as the Golouma West Extension, returned values of 421.4 g/t gold over a three metre interval from 294 to 297 metres in hole DH-971.

Recent drilling has also focused on lateral and depth expansion at the Kinemba discovery, a Masato-style bulk tonnage deposit that is potentially amenable to heap leach processing. To date, wide-spaced drilling has extended the mineralization over a minimum strike length of 550 metres to an average depth of 120 metres and the mineralization remains open. Recent results include 2.16 g/t gold over 14 metres in hole RC-868 and 1.41 g/t gold over 14 metres in hole RC-871. Details for these holes along with three previously reported holes are set out in the attached appendix.

Building Value

Since the 2010 Feasibility Study, there have been two major enhancements to the project’s NPV. In July 2010, the OJVG Feasibility Study defined a NPV of $361 million using $1,200/ounce gold and a 3% discount rate. Since that study, the OJVG has completed optimization studies on the plant design and more recently the heap leach potential of four deposits and waste material not included in the 2010 Feasibility Study economics. The table below summarizes the additive impact these enhancements have on the overall project value.

	Average Annual Production 1st 3 years	Average Annual Life of Mine Production (9 years)	NPV @ 3% $1,200 gold	Pre-Tax[6] IRR

2010 Feasibility Study[1]	174,000 oz Au4	144,000 oz Au5	$361 M	36%

2010 Optimization Study[2]	7,000 oz Au	7,000 oz Au	$40 M	N/A

2011 Heap Leach PEA Study[3]	36,000 oz Au	26,300 oz Au	$60 M	28%

1. See July 15, 2010 news release – SRK Consulting (Canada) July 2010 Feasibility Study
2. See November 23, 2010 news release – Ausenco Solutions Canada Inc.
3. See May 5, 2011 news release – the reader is cautioned that the PEA includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized
4. Cash costs @ $406/oz
5. Cash costs @ $461/oz
6. 8 year tax holiday starting January 26, 2010

In addition to the foregoing the following all represent examples of potential to build additional value:

  The increase of indicated ounces of gold at the Golouma Style Deposits by 157,000 ounces or 13%

  The identification of additional mineral potential at depth at both the Golouma Style Deposits and the Masato deposits

  The identification of 10.6M tonnes grading 2.1g/t gold of indicated resource at Masato below 2010 reserve pit representing new underground mining target

  Continuing high-grade results at Golouma including: 81.83 g/t gold over six metres, 32.05 g/t gold over six metres and 421.4 g/t gold over three metres

  The identification of multiple veins (for example in holes DH-966, DH-969 and DH- 971) provides an opportunity for significant flexibility to optimize the mine plan

  Heap Leach potential of the Golouma Style deposits remains to be evaluated

  Expansion of the Kinemba deposit over a minimum strike length of 550 metres to an average depth of 120 metres and remains open

  The Heap Leach potential of all Masato Style Deposits remains open to expansion

Qualified Persons

A NI 43-101 compliant Technical Report describing the resource updates and PEA findings will be filed on the Company’s website and on SEDAR within 45 days. Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has reviewed and verified the exploration data disclosed in this news release. William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.
On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President and CEO

Cautionary Statements
This press release contains certain forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”). Specifically, this press release contains forward-looking statements regarding the results and projections contained in the preliminary economic assessment of the viability of heap leach processing , including resource estimates, ore grade, the expected mine life, anticipated gold production, gold recovery, the commencement of construction, cash operating costs and other costs, the projected internal rate of return, capital costs, sensitivity to metal prices and other sensitivities, the projected payback period, the availability of capital for development, the financial analysis and expected drilling activities. Forward-looking statements involve known and unknown risks, uncertainties and other factors which are beyond Oromin’s ability to predict or control and may cause Oromin’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, gold price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the gold exploration and development industry, as well as those risk factors discussed in the section entitled “Description of Business - Risk Factors” in Oromin’s 2010 annual information form. Such forward-looking statements are also based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the following: the availability of financing for exploration and development activities; the estimated timeline for the development of the OJVG gold project; the supply and demand for, and the level and volatility of the price of, gold; the accuracy of reserve and resource estimates and the assumptions on which the reserve and resource estimates are based; the receipt of necessary permits; market competition; ongoing relations with employees and impacted communities; and general business and economic conditions. In addition, the preliminary economic assessment uses an estimate of gold price based on an approximate three-year average. The operating and capital costs in the preliminary economic assessment were developed to be reasonable estimates within industry benchmarks. There is no certainty that the results of the preliminary economic assessment will ever be realized. Should one or more of the risks or uncertainties involved in forward-looking statements relating to the preliminary economic assessment materialize, or should the assumptions underlying the preliminary economic assessment prove incorrect, actual results of the preliminary economic assessment may vary materially from those anticipated, believed, estimated or expected. Accordingly, readers should not place undue reliance on forward-looking statements. Oromin undertakes no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law.
The mineral resource estimates reported in this press release were prepared in accordance with Canadian National Instrument 43-101Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, the United States Securities and Exchange Commission (“SEC”) applies different standards in the classification of mineralization. In particular, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories constitute or will ever be converted into reserves. In addition, “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, issuers must not make any disclosure of results of an economic analysis that includes inferred mineral resources, except in rare cases.

Underground Drilling
	Drill	Grid	Azimuth/	From - To	Interval	Gold Grade
Deposit	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)
Golouma	DH-961	53135N/14786E	104/-65	430-437 incl.430-432	7 2	4.20 8.59
	DH-966	53084N/14800E	106/-65	397-400 423-433 incl.423-425 and 428-430	3 10 2 2	7.18 5.30 13.21 9.50
	DH-969	53114N/14713E	106/-67	488-492 incl.490-491 569-575 incl.573-574	4 1 6 1	7.37 24.28 81.83 481.00
	DH-970	53258N/14503E	008/-73	589-595 incl.590-592 incl.590-591	6 2 1	32.05 87.32 146.80
	DH-971	53428N/14140E	345/-74	294-297 434-438 631-642 incl.633-640	3 4 11 7	421.40 3.42 4.81 6.03
	DH-950*	53404N/14203E	345/-74	576-578 716-721	2 5	46.75 1.51

Masato	DH-964	60026N/14450E	161/-72	387-393 401-405 428-433	6 4 5	2.52 2.66 2.77
	DH-967	60022N/14453E	155/-62	335-348 incl.335-340	13 5	2.40 3.99

Kerekounda	DH-956*	54439N/15218E	055/-79	489-491	2	10.30

 *Previously reported.

Mineralized intervals are based on 1-metre samples utilizing 1.0 g/t gold cut-off levels with a maximum internal dilution of 3 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Heap Leach Drilling
	Drill	Grid	Azimuth/	From - To	Interval	Gold Grade
Deposit	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)
Kinemba	RC-868	49400N/11339E	090/-55	101-115 incl.108-114	14 6	2.16 3.26
	RC-870	49440N/11350E	090/-62	89-102 Incl.93-101 Incl.94-96	13 8 2	1.32 1.98 3.95
	RC-871	49440N/11320E	090/-60	9-18 86-91 100-114 Incl.107-113	9 5 14 6	0.51 1.61 1.41 2.69
	RC-876	49478N/11385E	090/-55	0-8 Incl.0-5	8 5	1.32 1.87
	RC-877	49479N/11345E	090/-55	99-111 Incl.99-105	12 6	0.99 1.22
	RC-878	49363N/11324E	090/-55	31-34 39-41 72-81 Incl.73-75 102-111 Incl.102-104	3 2 9 2 9 2	1.76 1.36 0.80 1.98 0.96 1.91
	DH-795*	49400N/11430E	090/-55	46-51	5	1.92
	DH-803*	49400N/11300E	090/-55	35-41 141-151	6 10	1.07 2.40
	DH-810*	49400N/11375E	090/-55	16-21 42-49	5 7	1.73 1.64

 *Previously reported.

Mineralized intervals are based on 1-metre samples utilizing 0.2 g/t gold cut-off levels with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.